UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 26, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED RESULTS OF GENERAL MEETING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

26 October 2010

RESULTS OF GENERAL MEETING AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

At the AngloGold Ashanti general meeting held on 26 October 2010, the special resolution relating to the specific authority and approval for the directors of AngloGold Ashanti to allot and issue up to 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company (AngloGold Ashanti ordinary shares) for purposes of the conversion of the US$789,086,750 6.00% mandatory convertible subordinated bonds due 2013 (the "Mandatory Convertible Bonds") was approved by majority 99.31% of shareholders. The specific authority will enable AngloGold Ashanti to allot and issue up to 18,140,000 AngloGold Ashanti ordinary shares underlying the American Depositary Shares deliverable upon conversion of the three-year Mandatory Convertible Bonds issued on 15 September 2010.

The special resolution will be registered with the Companies and Intellectual Property Registration Office in due course.

Withdrawal of cautionary announcement

Shareholders are referred to the cautionary announcements dated 15, 16 and 23 September 2010 and are advised that as the outcome of the general meeting is now known, caution is no longer required to be exercised by shareholders when dealing in AngloGold Ashanti securities.

Background

AngloGold Ashanti concluded a dual-tranche issue of equity and a mandatory convertible bond last month to help facilitate elimination of the 3.2 million committed ounces remaining in its hedge book. This followed a decision to conclude the process, started at the beginning of 2008, of restructuring and strengthening its balance sheet and financial profile. At that time, the company's hedge exposure ran to almost 12Moz. The hedge position was officially declared closed on 7 October 2010, ending AngloGold Ashanti's sale of gold at discounts to market prices.

The accelerated capital raising attracted significant demand from investors, resulting in the broad distribution of securities to more than 80 individual institutions in each issue.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 26, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary